AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of November 30, 2012, as amended and restated effective March 31, 2014, and as amended and restated effective [  ], 2017 is made and entered into by and between MSS Series Trust, an Ohio business trust (the "Trust"), on behalf of the CCA Core Return Fund (the "Fund”), and Checchi Capital Advisers, LLC (the "Adviser") a Delaware limited liability company.

WHEREAS, this Agreement was assigned by Checchi Capital Fund Advisers, LLC to the Adviser on  and assumed by the Trust the Adviser, as approved by CCA Investments Trust in accordance with  a reorganization of the CCA Aggressive Return Fund (the “Fund”) from CCA Investments Trust to the Trust on or about  [  ], 2017.

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to a management agreement between the Trust and the Adviser dated [  ], 2017 (the "Advisory Agreement"); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.

The Adviser agrees, subject to Section 2 hereof:

(a)

to advance organizational expenses and offering expenses incurred before the commencement of operations of the Fund; and

(b)

to reduce the fees payable to it under the Advisory Agreement (but not below zero) and reimburse other operating expenses of the Fund to the extent necessary to limit the annual rate of total operating expenses of each class of shares of the Fund (exclusive of any 12b-1 fees, acquired fund fees and expenses, interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation ("Excluded Expenses")), to 0.90% of the average daily net assets attributable to the Institutional Class shares, respectively (the “Maximum Operating Expense Limit”).

2.

The Fund agrees to repay to the Adviser any advances pursuant to Section 1(a) (“Advances”) and any fee waivers and/or expense reimbursements pursuant to Section 1(b) (collectively, “Waivers and Reimbursements”; together with “Advances,” referred to as “Adviser Payments”), subject to the limitations provided in this Section. An Adviser Payment is subject to repayment by the Fund within the three years after the waiver or reimbursement occurs, if such recoupment is approved by the Trust’s Board of Trustees.

For this purpose, the Fund may only make a repayment to the Adviser if such repayment does not cause the Fund’s expenses, after the repayment is taken into account, to exceed both 1) the expense cap in place at the time the expenses were waived, and 2) the Fund’s current expense cap.

3.

The current term of this Agreement shall be from  [  ], 2017 through October 31, 2018; and shall automatically renew effective October 31 of every year, until such time as the Adviser provides written notice of non-renewal to the Trust. Such annual renewal will have the effect of extending this Agreement for an additional one-year term. Any notice of non-renewal of this Agreement shall be prospective only, and shall not affect the Adviser’s or the Trust’s existing obligations under this Agreement.

4.

A copy of the Agreement and Declaration of Trust, as amended from time to time, establishing the Trust is on file with the Secretary of State of Ohio, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

5.

This Agreement may be terminated at any time, without payment of any penalty, by the Board of Trustees upon sixty (60) days' written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees. This Agreement will automatically terminate if the Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement's termination for the Fund.

6.

This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MSS Series Trust	Checchi Capital Advisers, LLC
By:	By:
Name:	Name:
Title:	Title: